Via Facsimile and U.S. Mail
Mail Stop 6010

May 17, 2007

Mr. David B. Greenfield
Chief Financial Officer
AXIS Capital Holdings Limited
92 Pitts Bay Road
Pembroke, Bermuda HM 08

Re: **AXIS Capital Holdings Limited**
        Form 10-K for the Fiscal Year Ended December 31, 2006
        Filed March 1, 2007
        File No. 001-31721

Dear Mr. Greenfield:

        We have limited our review of your filing to those issues we have addressed in
our comments. In our comments, we ask you to provide us with information so we may
better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Reserve for losses and loss expenses, page 62

1.   We believe your disclosure in the Critical Accounting Estimates section of
        MD&A regarding the estimation of the reserve for loss and loss adjustment
        expenses could be improved to better explain the judgments and uncertainties

surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a. Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented by case and IBNR by line of business.
b. It appears that you have significantly revised your provision for losses of insured events of prior years. Please provide the following to enhance the disclosure explaining the reasons for your change in estimates. Stating that the material changes in estimates were due to better than expected emergence of actual claims relative to expectation on your short tail line of business is not sufficient in helping an investor understand what caused the redundancies:
    1. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
    2. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
c. You disclose that the initial expected loss ratios and the loss development factors are the key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. Please disclose the following:
    1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
    2. Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.
d. The sensitivity analyses around your gross loss reserve estimate should depict a reasonably likely change in your estimate based on historical experience and not a hypothetical change (e.g. 5%). If this analysis depicts a reasonably likely change, please provide us proposed disclosure that clarifies this fact. If not, please provide us, a revised analysis that depicts a reasonably likely change in this estimate.

Results of Operations: Years ended December 31, 2006, 2005 and 2004, page 47

2.   Your disclosure on page 69 states that the non-GAAP measure you present is "a better measure" than the GAAP generated amount. Please explain to us how a non-GAAP measure can be better than a GAAP measure or provide us, in disclosure-type format, revised proposed disclosure that removes this reference. Also provide us expanded disclosure which includes a more robust discussion of how this measure is beneficial to investors.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant